

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

July 14, 2009

Via U.S. Mail and Fax (225) 926-0492

Mr. Kevin P. Reilly, Jr.
Chief Executive Officer
Lamar Advertising Company
5551 Corporate Blvd.
Baton Rouge, LA 70808

      **RE: Lamar Advertising Company
             Form 10-K for the year ended December 31, 2008
             Filed February 26, 2009
             File No. 0-30242**

Dear Mr. Reilly:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                          Sincerely,

                          Larry Spirgel
                          Assistant Director